Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Fourth Quarter 2025
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 4Q 2025	Actual Results YTD 2025	Guidance for 1Q 2026	Guidance for Full-Year 2026
GAAP Metrics				
Net income/(loss) attributable to UDR, Inc.	$222,902	$377,704	--	--
Net income/(loss) attributable to common stockholders	$221,691	$372,865	--	--
Income/(loss) per weighted average common share, diluted	$0.67	$1.13	$0.11 to $0.13	$0.45 to $0.55
Per Share Metrics				
FFO per common share and unit, diluted	$0.62	$2.43	$0.61 to $0.63	$2.47 to $2.57
FFO as Adjusted per common share and unit, diluted	$0.64	$2.54	$0.61 to $0.63	$2.47 to $2.57
Dividend declared per share and unit	$0.43	$1.72	$0.435	$1.74 [2]
Same-Store Operating Metrics				
Revenue growth/(decline) (Straight-line basis)	1.8%	2.4%	--	0.25% to 2.25%
Expense growth	2.0%	2.6%	--	3.00% to 4.50%
NOI growth/(decline) (Straight-line basis)	1.7%	2.3%	--	-1.00% to 1.25%
Physical Occupancy	96.9%	96.9%	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	53,941	161	91.4%
Stabilized, Non-Mature	893	3	1.5%
Acquired Communities	406	1	0.3%
Non-Residential / Other	N/A	N/A	1.4%
Joint Venture [3]	5,401	22	5.4%
Total completed	60,641	187	100.0%
Under Development	300	1	-
Total Quarter-end [3][4]	60,941	188	100.0%

Balance Sheet Metrics (adjusted for non-recurring items)	4Q 2025	4Q 2024
Consolidated Interest Coverage Ratio	5.1x	5.1x
Consolidated Fixed Charge Coverage Ratio	4.9x	5.0x
Consolidated Debt as a percentage of Total Assets	32.4%	32.7%
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items	5.5x	5.5x

 

The Enclave at Potomac Club, Metropolitan DC - 4Q 2025 Acquisition

(1) See Attachment 14 for definitions, other terms and reconciliations.
(2) Annualized for 2026.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes homes that are part of the Debt and Preferred Equity Program as described in Attachment 10.



Attachment 1

Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2025	2024	2025	2024
REVENUES:				
Rental income	$ 428,825	$ 420,440	$ 1,700,956	$ 1,663,525
Joint venture management and other fees	4,281	2,288	11,361	8,317
Total revenues	433,106	422,728	1,712,317	1,671,842
OPERATING EXPENSES:				
Property operating and maintenance	73,995	72,167	304,971	292,572
Real estate taxes and insurance	60,278	57,269	233,817	232,130
Property management	13,937	13,665	55,281	54,065
Other operating expenses	7,947	9,613	30,734	30,416
Real estate depreciation and amortization	163,610	165,446	654,121	676,068
General and administrative	22,948	25,469	85,104	84,305
Casualty-related charges/(recoveries), net	3,248	6,430	11,682	15,179
Other depreciation and amortization	4,451	6,381	25,914	19,405
Total operating expenses	350,414	356,440	1,401,624	1,404,140
Gain/(loss) on sale of real estate owned	194,974	-	242,913	16,867
Operating income	277,666	66,288	553,606	284,569
Income/(loss) from unconsolidated entities	4,934	8,984	28,388	20,235
Interest expense	(49,684)	(49,625)	(196,619)	(195,712)
Interest income and other income/(expense), net	5,406	(30,858)	19,175	(12,336)
Income/(loss) before income taxes	238,322	(5,211)	404,550	96,756
Tax (provision)/benefit, net	(37)	(312)	(835)	(879)
Net Income/(loss)	238,285	(5,523)	403,715	95,877
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(15,372)	490	(25,965)	(6,246)
Net (income)/loss attributable to noncontrolling interests	(11)	(11)	(46)	(46)
Net income/(loss) attributable to UDR, Inc.	222,902	(5,044)	377,704	89,585
Distributions to preferred stockholders - Series E (Convertible)	(1,211)	(1,197)	(4,839)	(4,835)
Net income/(loss) attributable to common stockholders	$ 221,691	$ (6,241)	$ 372,865	$ 84,750
Income/(loss) per weighted average common share - basic:	$0.67	($0.02)	$1.13	$0.26
Income/(loss) per weighted average common share - diluted:	$0.67	($0.02)	$1.13	$0.26
Common distributions declared per share	$0.43	$0.425	$1.72	$1.700
Weighted average number of common shares outstanding - basic	329,226	329,854	330,322	329,290
Weighted average number of common shares outstanding - diluted	332,632	331,244	331,053	330,116

(1) See Attachment 14 for definitions and other terms.



Attachment 2

Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2025	2024	2025	2024
Net income/(loss) attributable to common stockholders	$ 221,691	$ (6,241)	$ 372,865	$ 84,750
Real estate depreciation and amortization	163,610	165,446	654,121	676,068
Noncontrolling interests	15,383	(479)	26,011	6,292
Real estate depreciation and amortization on unconsolidated joint ventures	13,584	12,799	51,829	53,727
Impairment loss from unconsolidated joint ventures	-	-	-	8,083
Net (gain)/loss on consolidation	-	-	(286)	-
Net (gain)/loss on the sale of depreciable real estate owned, net of tax	(194,974)	-	(242,913)	(16,867)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 219,294	$ 171,525	$ 861,627	$ 812,053
Distributions to preferred stockholders - Series E (Convertible) [2]	1,211	1,197	4,839	4,835
FFO attributable to common stockholders and unitholders, diluted	$ 220,505	$ 172,722	$ 866,466	$ 816,888
FFO per weighted average common share and unit, basic	$ 0.62	$ 0.49	$ 2.44	$ 2.30
FFO per weighted average common share and unit, diluted	$ 0.62	$ 0.48	$ 2.43	$ 2.29
Weighted average number of common shares and OP/DownREIT Units outstanding, basic	351,943	353,237	353,139	353,283
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted	355,349	357,442	356,686	356,957
Impact of adjustments to FFO:				
Legal and other costs	$ 3,633	$ 6,320	$ 13,479	$ 13,315
Realized and unrealized (gain)/loss on real estate technology investments, net of tax	(735)	(3,406)	(4,040)	(8,019)
Severance costs	777	6,006	9,514	10,556
Provision for loan loss	-	37,271	-	37,271
Software transition related costs	-	-	9,263	-
Casualty-related charges/(recoveries)	3,248	6,430	11,682	15,179
Total impact of adjustments to FFO	$ 6,923	$ 52,621	$ 39,898	$ 68,302
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 227,428	$ 225,343	$ 906,364	$ 885,190
FFO as Adjusted per weighted average common share and unit, diluted	$ 0.64	$ 0.63	$ 2.54	$ 2.48
Recurring capital expenditures, inclusive of unconsolidated joint ventures	(33,912)	(31,620)	(113,756)	(105,116)
AFFO attributable to common stockholders and unitholders, diluted	$ 193,516	$ 193,723	$ 792,608	$ 780,074
AFFO per weighted average common share and unit, diluted	$ 0.54	$ 0.54	$ 2.22	$ 2.19

(1) See Attachment 14 for definitions and other terms.

(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three and twelve months ended December 31, 2025 and December 31, 2024. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts		December 31, 2025		December 31, 2024
ASSETS				
Real estate owned:				
Real estate held for investment	$	16,415,000	$	15,994,794
Less: accumulated depreciation		(7,374,546)		(6,836,920)
Real estate held for investment, net		9,040,454		9,157,874
Real estate under development				
(net of accumulated depreciation of $0 and $0)		72,885		-
Real estate held for disposition				
(net of accumulated depreciation of $0 and $64,106)		-		154,463
Total real estate owned, net of accumulated depreciation		9,113,339		9,312,337
Cash and cash equivalents		1,222		1,326
Restricted cash		35,710		34,101
Notes receivable, net		149,979		247,849
Investment in and advances to unconsolidated joint ventures, net		886,492		917,483
Operating lease right-of-use assets		187,624		186,997
Other assets		231,308		197,493
Total assets	$	10,605,674	$	10,897,586
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	961,180	$	1,139,331
Unsecured debt		4,860,189		4,687,634
Operating lease liabilities		182,963		182,275
Real estate taxes payable		45,640		46,403
Accrued interest payable		51,698		52,631
Security deposits and prepaid rent		61,205		61,592
Distributions payable		151,934		151,720
Accounts payable, accrued expenses, and other liabilities		142,102		115,105
Total liabilities		6,456,911		6,436,691
Redeemable noncontrolling interests in the OP and DownREIT Partnership		859,966		1,017,355
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized at December 31, 2025 and December 31, 2024:				
2,600,678 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,600,678 shares at December 31, 2024)		43,192		43,192
10,105,845 shares of Series F outstanding (10,424,485 shares at December 31, 2024)		1		1
Common stock, $0.01 par value; 450,000,000 shares authorized at December 31, 2025 and December 31, 2024:				
328,273,044 shares issued and outstanding (330,858,719 shares at December 31, 2024)		3,283		3,309
Additional paid-in capital		7,480,594		7,572,480
Distributions in excess of net income		(4,240,268)		(4,179,415)
Accumulated other comprehensive income/(loss), net		1,660		3,638
Total stockholders' equity		3,288,462		3,443,205
Noncontrolling interests		335		335
Total equity		3,288,797		3,443,540
Total liabilities and equity	$	10,605,674	$	10,897,586

(1) See Attachment 14 for definitions and other terms.



Attachment 4(A)

Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	December 31, 2025	December 31, 2024
Common shares	328,273,044	330,858,719
Restricted unit and common stock equivalents	158,633	1,043,568
Operating and DownREIT Partnership units	22,531,708	22,689,109
Series E cumulative convertible preferred shares [2]	2,815,608	2,815,608
Total common shares, OP/DownREIT units, and common stock equivalents	353,778,993	357,407,004

Weighted Average Number of Shares Outstanding	4Q 2025	4Q 2024
Weighted average number of common shares and OP/DownREIT units outstanding - basic	351,942,938	353,237,456
Weighted average number of OP/DownREIT units outstanding	(22,716,751)	(23,382,861)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	329,226,187	329,854,595
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	355,348,806	357,442,099
Weighted average number of OP/DownREIT units outstanding	(22,716,751)	(23,382,861)
Weighted average number of Series E cumulative convertible preferred shares outstanding	-	(2,815,608)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	332,632,055	331,243,630

	Year-to-Date 2025	Year-to-Date 2024
Weighted average number of common shares and OP/DownREIT units outstanding - basic	353,139,353	353,283,236
Weighted average number of OP/DownREIT units outstanding	(22,817,103)	(23,992,543)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	330,322,250	329,290,693
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	356,685,400	356,956,515
Weighted average number of OP/DownREIT units outstanding	(22,817,103)	(23,992,543)
Weighted average number of Series E cumulative convertible preferred shares outstanding	(2,815,608)	(2,847,526)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	331,052,689	330,116,446

(1) See Attachment 14 for definitions and other terms.
(2) At December 31, 2025 and December 31, 2024 there were 2,600,678 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,815,608 shares of common stock if converted (after adjusting for the special dividend paid in 2008).



Attachment 4(B)

Selected Financial Information
December 31, 2025
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity
Secured	Fixed	$ 937,475	16.1%	3.46%	3.6
	Floating	27,000	0.4%	3.11%	6.2
	Combined	964,475	16.5%	3.45%	3.7
Unsecured	Fixed	4,225,000 [3]	72.4%	3.15%	5.0
	Floating	646,380	11.1%	4.17%	0.9
	Combined	4,871,380	83.5%	3.29%	4.5
Total Debt	Fixed	5,162,475	88.5%	3.21%	4.8
	Floating	673,380	11.5%	4.13%	1.1
	Combined	5,835,855	100.0%	3.32%	4.3
	Total Non-Cash Adjustments [4]	(14,486)			
	Total per Balance Sheet	$ 5,821,369		3.38%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2026	$ 56,672	$ 300,000	$ 445,000	$ 801,672	13.7%	3.53%
2027	6,939	300,000	26,380	333,319	5.7%	3.58%
2028	166,526	300,000	-	466,526	8.1%	3.72%
2029	315,811	650,000	-	965,811	16.6%	4.09%
2030	230,597	600,000	-	830,597	14.2%	3.34%
2031	160,930	600,000	-	760,930	13.0%	2.92%
2032	27,000	400,000	-	427,000	7.3%	2.16%
2033	-	650,000	-	650,000	11.1%	1.99%
2034	-	600,000	-	600,000	10.3%	4.04%
2035	-	-	-	-	-	-
Thereafter	-	-	-	-	-	-
	964,475	4,400,000	471,380	5,835,855	100.0%	3.32%
Total Non-Cash Adjustments [4]	(3,295)	(11,191)	-	(14,486)		
Total per Balance Sheet	$ 961,180	$ 4,388,809	$ 471,380	$ 5,821,369		3.38%

(1) See Attachment 14 for definitions and other terms.

(2) The 2026 maturity reflects the $445.0 million of principal outstanding at an interest rate of 3.95%, the equivalent of SOFR plus a spread of 21.0 basis points, on the Company's unsecured commercial paper program as of December 31, 2025. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million.

(3) Includes amounts on our $350.0 million unsecured Term Loan that have been swapped to fixed. The amounts swapped to fixed are $175.0 million at a weighted average rate of 4.04% that expires in October 2027. The amounts that have not been swapped to fixed carry an interest rate of SOFR plus 85.0 basis points. The $350.0 million Term Loan has a maturity date of January 2029 plus two one-year extension options.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There were no borrowings outstanding on our $1.3 billion line of credit at December 31, 2025. The facility has a maturity date of August 2028, plus two six-month extension options and currently carries an interest rate equal to SOFR plus 77.5 basis points.

(7) There was $26.4 million outstanding on our $75.0 million working capital credit facility at December 31, 2025. The facility has a maturity date of January 2027 plus two one-year extension options. The working capital credit facility currently carries an interest rate equal to SOFR plus 77.5 basis points.



Attachment 4(C)

Selected Financial Information

(Dollars in Thousands)

(Unaudited) [1]

Coverage Ratios	Quarter Ended December 31, 2025
Net income/(loss)	$ 238,285
Adjustments:	
Interest expense, including debt extinguishment and other associated costs	49,684
Real estate depreciation and amortization	163,610
Other depreciation and amortization	4,451
Tax provision/(benefit), net	37
Net (gain)/loss on the sale of depreciable real estate owned	(194,974)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	18,850
EBITDAre	$ 279,943
Casualty-related charges/(recoveries), net	3,248
Legal and other costs	3,633
Realized and unrealized (gain)/loss on real estate technology investments	(299)
Severance costs	777
(Income)/loss from unconsolidated entities	(4,934)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	(18,850)
Management fee expense on unconsolidated joint ventures	(942)
Consolidated EBITDAre - adjusted for non-recurring items	$ 262,576
Annualized consolidated EBITDAre - adjusted for non-recurring items	$ 1,050,304
Interest expense, including debt extinguishment and other associated costs	49,684
Capitalized interest expense	2,300
Total interest	$ 51,984
Preferred dividends	$ 1,211
Total debt	$ 5,821,369
Cash	(1,222)
Net debt	$ 5,820,147
Consolidated Interest Coverage Ratio - adjusted for non-recurring items	**5.1x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items	**4.9x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items	**5.5x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	31.5% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.8x	Yes
Maximum Secured Debt Ratio	≤40.0%	9.7%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	370.3%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	32.4% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.7x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	5.3%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	315.8%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	4Q 2025 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	47,605	$ 263,676	89.5%	$ 14,779,283	89.6%
Encumbered assets	7,635	30,876	10.5%	1,708,602	10.4%
	55,240	$ 294,552	100.0%	$ 16,487,885	100.0%

(1) See Attachment 14 for definitions and other terms.
(2) As defined in our credit agreement dated September 15, 2021, as amended.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended December 31, 2025	Quarter Ended September 30, 2025	Quarter Ended June 30, 2025	Quarter Ended March 31, 2025	Quarter Ended December 31, 2024
Revenues						
Same-Store Communities	53,941	$ 407,967	$ 409,032	$ 404,923	$ 402,919	$ 400,850
Stabilized, Non-Mature Communities	893	6,432	6,352	4,669	3,232	2,606
Acquired Communities	406	1,415	-	-	-	-
Non-Residential / Other	-	8,206	8,285	7,814	7,659	7,164
Total	55,240	$ 424,020	$ 423,669	$ 417,406	$ 413,810	$ 410,620
Expenses						
Same-Store Communities		$ 126,910	$ 130,407	$ 125,676	$ 128,363	$ 124,435
Stabilized, Non-Mature Communities		1,920	1,771	1,934	1,529	1,114
Acquired Communities		354	-	-	-	-
Non-Residential / Other		3,809	3,564	3,524	3,072	1,435
Total [2]		$ 132,993	$ 135,742	$ 131,134	$ 132,964	$ 126,984
Net Operating Income						
Same-Store Communities		$ 281,057	$ 278,625	$ 279,247	$ 274,556	$ 276,415
Stabilized, Non-Mature Communities		4,512	4,581	2,735	1,703	1,492
Acquired Communities		1,061	-	-	-	-
Non-Residential / Other		4,397	4,721	4,290	4,587	5,729
Total		$ 291,027	$ 287,927	$ 286,272	$ 280,846	$ 283,636
Operating Margin						
Same-Store Communities		68.9%	68.1%	69.0%	68.1%	69.0%
Weighted Average Physical Occupancy						
Same-Store Communities		96.9%	96.7%	96.9%	97.3%	96.8%
Stabilized, Non-Mature Communities		96.0%	93.2%	89.3%	85.1%	67.1%
Acquired Communities		93.4%	-	-	-	-
Other [3]		-	96.0%	96.3%	96.4%	97.2%
Total		96.8%	96.6%	96.7%	97.2%	96.6%
Sold Communities						
Revenues	-	$ 4,805	$ 5,625	$ 5,595	$ 6,026	$ 9,820
Expenses [2]		1,280	1,417	1,487	1,771	2,452
Net Operating Income/(Loss)		$ 3,525	$ 4,208	$ 4,108	$ 4,255	$ 7,368
Total	55,240	$ 294,552	$ 292,135	$ 290,380	$ 285,101	$ 291,004

(1) See Attachment 14 for definitions and other terms.
(2) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(3) Includes occupancy of Sold Communities.



Attachment 6

Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 4Q 2025 SS Operating Expenses	4Q 2025	4Q 2024	% Change
Personnel	14.7%	$ 18,601	$ 17,704	5.1%
Utilities	14.5%	18,390	17,338	6.1%
Repair and maintenance	18.2%	23,094	23,809	-3.0%
Administrative and marketing	7.9%	9,979	9,623	3.7%
Controllable expenses	55.3%	70,064	68,474	2.3%
Real estate taxes	40.3%	$ 51,267	$ 49,799	2.9%
Insurance	4.4%	5,579	6,162	-9.5%
Same-Store operating expenses	100.0%	$ 126,910	$ 124,435	2.0%
Same-Store Homes	53,941			

Sequential Comparison	% of 4Q 2025 SS Operating Expenses	4Q 2025	3Q 2025	% Change
Personnel	14.7%	$ 18,601	$ 18,674	-0.4%
Utilities	14.5%	18,390	18,892	-2.7%
Repair and maintenance	18.2%	23,094	27,189	-15.1%
Administrative and marketing	7.9%	9,979	10,404	-4.1%
Controllable expenses	55.3%	70,064	75,159	-6.8%
Real estate taxes	40.3%	$ 51,267	$ 49,650	3.3%
Insurance	4.4%	5,579	5,598	-0.3%
Same-Store operating expenses	100.0%	$ 126,910	$ 130,407	-2.7%
Same-Store Homes	53,941			

Year-to-Date Comparison	% of YTD 2025 SS Operating Expenses	YTD 2025	YTD 2024	% Change
Personnel	14.6%	$ 74,099	$ 70,795	4.7%
Utilities	14.4%	73,102	69,438	5.3%
Repair and maintenance	19.6%	99,367	97,785	1.6%
Administrative and marketing	7.7%	39,007	35,565	9.7%
Controllable expenses	56.3%	285,575	273,583	4.4%
Real estate taxes	39.5%	$ 199,444	$ 196,006	1.8%
Insurance	4.2%	21,509	24,080	-10.7%
Same-Store operating expenses	100.0%	$ 506,528	$ 493,669	2.6%
Same-Store Homes	53,468			

(1) See Attachment 14 for definitions and other terms.



Attachment 7(A)

Apartment Home Breakout
Portfolio Overview as of Quarter Ended
December 31, 2025
(Unaudited) [1]

	Same-Store Homes	Non-Mature Homes [2]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [3]	Total Homes (incl. JV) [3]	Revenue Per Occupied Home (Incl. JV at Share) [4]
West Region						
Orange County, CA	4,305	-	4,305	701	5,006	$ 3,209
San Francisco, CA	3,317	-	3,317	602	3,919	3,777
Seattle, WA	2,702	-	2,702	284	2,986	3,011
Los Angeles, CA	1,225	-	1,225	340	1,565	3,487
Monterey Peninsula, CA	1,567	-	1,567	-	1,567	2,409
	13,116	**-**	**13,116**	**1,927**	**15,043**	
Northeast Region						
Boston, MA	4,667	-	4,667	876	5,543	3,321
New York, NY	1,945	-	1,945	710	2,655	5,362
Philadelphia, PA	1,172	478	1,650	290	1,940	2,493
	7,784	**478**	**8,262**	**1,876**	**10,138**	
Mid-Atlantic Region						
Metropolitan DC	9,119	406	9,525	360	9,885	2,519
Baltimore, MD	2,219	-	2,219	-	2,219	2,039
	11,338	**406**	**11,744**	**360**	**12,104**	
Southeast Region						
Tampa, FL	3,877	330	4,207	-	4,207	2,204
Orlando, FL	3,293	-	3,293	200	3,493	1,900
Nashville, TN	2,261	-	2,261	-	2,261	1,741
	9,431	**330**	**9,761**	**200**	**9,961**	
Southwest Region						
Dallas, TX	7,364	85	7,449	-	7,449	1,779
Austin, TX	1,880	-	1,880	-	1,880	1,742
	9,244	**85**	**9,329**	**-**	**9,329**	
Other Markets [5]	**3,028**	**-**	**3,028**	**1,038**	**4,066**	2,393
Totals	**53,941**	**1,299**	**55,240**	**5,401**	**60,641**	$ **2,645**
Communities [6]	**161**	**4**	**165**	**22**	**187**	

	Homes	Communities
Total completed homes	**60,641**	**187**
Under Development [7]	300	1
Total Quarter-end homes and communities	**60,941**	**188**

(1) See Attachment 14 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold.

(3) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 10 for UDR's joint venture and partnership ownership interests.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 10 for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (510 homes), Palm Beach (636 homes), Inland Empire (658 homes), San Diego (163 wholly owned, 264 JV homes), Portland (220 wholly owned, 256 JV homes) and Richmond (841 wholly owned, 518 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

Non-Mature Home Summary and Net Operating Income by Market
December 31, 2025
(Unaudited) [1]

Non-Mature Home Breakout - By Date

Community	Category	# of Homes	Market	Estimated Same-Store Quarter [2]
Villas at Fiori	Stabilized, Non-Mature	85	Dallas, TX	2Q26
101 N. Meridian	Stabilized, Non-Mature	330	Tampa, FL	3Q26
Broadridge	Stabilized, Non-Mature	478	Philadelphia, PA	1Q27
The Enclave at Potomac Club	Acquired	406	Metropolitan DC	1Q27
Total		**1,299**		

Net Operating Income Breakout By Market

Region	As a % of NOI Same-Store	Total	Region	As a % of NOI Same-Store	Total
West Region			**Southeast Region**		
Orange County, CA	11.0%	10.9%	Tampa, FL	5.5%	5.7%
San Francisco, CA	8.8%	8.9%	Orlando, FL	4.5%	4.1%
Seattle, WA	6.3%	6.5%	Nashville, TN	2.9%	2.6%
Los Angeles, CA	3.0%	3.1%		**12.9%**	**12.4%**
Monterey Peninsula, CA	2.9%	2.6%	**Southwest Region**		
	32.0%	**32.0%**	Dallas, TX	8.5%	8.0%
Northeast Region			Austin, TX	1.9%	1.7%
Boston, MA	11.6%	11.7%		**10.4%**	**9.7%**
New York, NY	6.1%	7.1%			
Philadelphia, PA	2.1%	3.0%	**Other Markets** [3]	**5.4%**	**5.4%**
	19.8%	**21.8%**			
Mid-Atlantic Region					
Metropolitan DC	16.3%	15.8%			
Baltimore, MD	3.2%	2.9%			
	19.5%	**18.7%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 14 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(3) See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.



Attachment 8(A)

Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
December 31, 2025
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 4Q 2025 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			4Q 25	4Q 24	Change	4Q 25	4Q 24	Change
West Region								
Orange County, CA	4,305	11.0%	96.7%	96.9%	-0.2%	$ 3,210	$ 3,114	3.1%
San Francisco, CA	3,317	8.8%	97.3%	96.5%	0.8%	3,670	3,489	5.2%
Seattle, WA	2,702	6.3%	97.1%	97.4%	-0.3%	3,021	2,886	4.7%
Los Angeles, CA	1,225	3.0%	96.4%	95.3%	1.1%	3,328	3,300	0.8%
Monterey Peninsula, CA	1,567	2.9%	96.9%	96.9%	0.0%	2,409	2,442	-1.4%
	13,116	**32.0%**	**96.9%**	**96.8%**	**0.1%**	**3,203**	**3,098**	**3.4%**
Northeast Region								
Boston, MA	4,667	11.6%	96.4%	96.3%	0.1%	3,359	3,291	2.1%
New York, NY	1,945	6.1%	98.0%	97.6%	0.4%	5,273	5,043	4.6%
Philadelphia, PA	1,172	2.1%	96.6%	96.4%	0.2%	2,567	2,529	1.5%
	7,784	**19.8%**	**96.8%**	**96.6%**	**0.2%**	**3,724**	**3,619**	**2.9%**
Mid-Atlantic Region								
Metropolitan DC	9,119	16.3%	96.6%	97.0%	-0.4%	2,497	2,446	2.1%
Baltimore, MD	2,219	3.2%	97.5%	96.8%	0.7%	2,039	1,985	2.7%
	11,338	**19.5%**	**96.8%**	**97.0%**	**-0.2%**	**2,407**	**2,355**	**2.2%**
Southeast Region								
Tampa, FL	3,877	5.5%	96.7%	97.0%	-0.3%	2,134	2,140	-0.3%
Orlando, FL	3,293	4.5%	96.7%	96.7%	0.0%	1,911	1,921	-0.5%
Nashville, TN	2,261	2.9%	96.4%	97.0%	-0.6%	1,741	1,749	-0.5%
	9,431	**12.9%**	**96.6%**	**96.9%**	**-0.3%**	**1,962**	**1,970**	**-0.4%**
Southwest Region								
Dallas, TX	7,364	8.5%	97.5%	96.7%	0.8%	1,759	1,785	-1.5%
Austin, TX	1,880	1.9%	96.8%	96.6%	0.2%	1,742	1,832	-4.9%
	9,244	**10.4%**	**97.4%**	**96.7%**	**0.7%**	**1,756**	**1,795**	**-2.2%**
Other Markets	**3,028**	**5.4%**	**96.4%**	**96.7%**	**-0.3%**	**2,437**	**2,442**	**-0.2%**
Total/Weighted Avg.	**53,941**	**100.0%**	**96.9%**	**96.8%**	**0.1%**	**$ 2,602**	**$ 2,559**	**1.7%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(B)

Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
December 31, 2025
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		4Q 25	4Q 24	Change	4Q 25	4Q 24	Change	4Q 25	4Q 24	Change
West Region										
Orange County, CA	4,305	$ 40,085	$ 38,974	2.9%	$ 9,208	$ 8,784	4.8%	$ 30,877	$ 30,190	2.3%
San Francisco, CA	3,317	35,535	33,502	6.1%	10,925	10,677	2.3%	24,610	22,825	7.8%
Seattle, WA	2,702	23,780	22,785	4.4%	5,975	6,167	-3.1%	17,805	16,618	7.1%
Los Angeles, CA	1,225	11,791	11,559	2.0%	3,475	3,374	3.0%	8,316	8,185	1.6%
Monterey Peninsula, CA	1,567	10,974	11,122	-1.3%	2,846	2,566	10.9%	8,128	8,556	-5.0%
	13,116	122,165	117,942	3.6%	32,429	31,568	2.7%	89,736	86,374	3.9%
Northeast Region										
Boston, MA	4,667	45,333	44,374	2.2%	12,611	12,138	3.9%	32,722	32,236	1.5%
New York, NY	1,945	30,152	28,717	5.0%	12,902	12,967	-0.5%	17,250	15,750	9.5%
Philadelphia, PA	1,172	8,719	8,573	1.7%	2,810	2,735	2.8%	5,909	5,838	1.2%
	7,784	84,204	81,664	3.1%	28,323	27,840	1.7%	55,881	53,824	3.8%
Mid-Atlantic Region										
Metropolitan DC	9,119	65,988	64,896	1.7%	20,189	19,951	1.2%	45,799	44,945	1.9%
Baltimore, MD	2,219	13,234	12,791	3.5%	4,164	4,094	1.7%	9,070	8,697	4.3%
	11,338	79,222	77,687	2.0%	24,353	24,045	1.3%	54,869	53,642	2.3%
Southeast Region										
Tampa, FL	3,877	23,997	24,140	-0.6%	8,637	8,161	5.8%	15,360	15,979	-3.9%
Orlando, FL	3,293	18,258	18,351	-0.5%	5,654	5,786	-2.3%	12,604	12,565	0.3%
Nashville, TN	2,261	11,387	11,508	-1.1%	3,195	3,066	4.2%	8,192	8,442	-3.0%
	9,431	53,642	53,999	-0.7%	17,486	17,013	2.8%	36,156	36,986	-2.2%
Southwest Region										
Dallas, TX	7,364	37,882	38,129	-0.6%	13,956	13,744	1.5%	23,926	24,385	-1.9%
Austin, TX	1,880	9,511	9,979	-4.7%	4,257	4,549	-6.4%	5,254	5,430	-3.2%
	9,244	47,393	48,108	-1.5%	18,213	18,293	-0.4%	29,180	29,815	-2.1%
Other Markets	3,028	21,341	21,450	-0.5%	6,106	5,676	7.6%	15,235	15,774	-3.4%
Total	53,941	$ 407,967	$ 400,850	1.8%	$ 126,910	$ 124,435	2.0%	$ 281,057	$ 276,415	1.7%

(1) See Attachment 14 for definitions and other terms.



Attachment 8(C)

Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
December 31, 2025
(Unaudited) [1]

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		4Q 25	3Q 25	Change	4Q 25	3Q 25	Change
West Region							
Orange County, CA	4,305	**96.7%**	96.6%	0.1%	$ **3,210**	$ 3,197	0.4%
San Francisco, CA	3,317	**97.3%**	97.6%	-0.3%	**3,670**	3,615	1.5%
Seattle, WA	2,702	**97.1%**	96.1%	1.0%	**3,021**	2,989	1.1%
Los Angeles, CA	1,225	**96.4%**	96.3%	0.1%	**3,328**	3,330	-0.1%
Monterey Peninsula, CA	1,567	**96.9%**	96.7%	0.2%	**2,409**	2,402	0.3%
	13,116	**96.9%**	**96.7%**	**0.2%**	**3,203**	**3,178**	**0.8%**
Northeast Region							
Boston, MA	4,667	**96.4%**	96.4%	0.0%	**3,359**	3,395	-1.1%
New York, NY	1,945	**98.0%**	97.8%	0.2%	**5,273**	5,264	0.2%
Philadelphia, PA	1,172	**96.6%**	97.0%	-0.4%	**2,567**	2,591	-0.9%
	7,784	**96.8%**	**96.8%**	**0.0%**	**3,724**	**3,746**	**-0.6%**
Mid-Atlantic Region							
Metropolitan DC	9,119	**96.6%**	96.8%	-0.2%	**2,497**	2,518	-0.8%
Baltimore, MD	2,219	**97.5%**	96.2%	1.3%	**2,039**	2,025	0.7%
	11,338	**96.8%**	**96.8%**	**0.0%**	**2,407**	**2,420**	**-0.4%**
Southeast Region							
Tampa, FL	3,877	**96.7%**	96.3%	0.4%	**2,134**	2,164	-1.4%
Orlando, FL	3,293	**96.7%**	96.4%	0.3%	**1,911**	1,934	-1.2%
Nashville, TN	2,261	**96.4%**	95.9%	0.5%	**1,741**	1,739	0.1%
	9,431	**96.6%**	**96.2%**	**0.4%**	**1,962**	**1,982**	**-1.0%**
Southwest Region							
Dallas, TX	7,364	**97.5%**	96.9%	0.6%	**1,759**	1,789	-1.7%
Austin, TX	1,880	**96.8%**	97.0%	-0.2%	**1,742**	1,787	-2.5%
	9,244	**97.4%**	**96.9%**	**0.5%**	**1,756**	**1,789**	**-1.8%**
Other Markets	**3,028**	**96.4%**	**96.2%**	**0.2%**	**2,437**	**2,485**	**-1.9%**
Total/Weighted Avg.	**53,941**	**96.9%**	**96.7%**	**0.2%**	$ **2,602**	$ **2,615**	**-0.5%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(D)

Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
December 31, 2025
(Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		4Q 25	3Q 25	Change	4Q 25	3Q 25	Change	4Q 25	3Q 25	Change
West Region										
Orange County, CA	4,305	$ 40,085	$ 39,895	0.5%	$ 9,208	$ 9,127	0.9%	$ 30,877	$ 30,768	0.4%
San Francisco, CA	3,317	35,535	35,096	1.3%	10,925	10,646	2.6%	24,610	24,450	0.7%
Seattle, WA	2,702	23,780	23,286	2.1%	5,975	6,155	-2.9%	17,805	17,131	3.9%
Los Angeles, CA	1,225	11,791	11,783	0.1%	3,475	3,673	-5.4%	8,316	8,110	2.5%
Monterey Peninsula, CA	1,567	10,974	10,923	0.5%	2,846	2,662	6.9%	8,128	8,261	-1.6%
	13,116	122,165	120,983	1.0%	32,429	32,263	0.5%	89,736	88,720	1.1%
Northeast Region										
Boston, MA	4,667	45,333	45,802	-1.0%	12,611	13,041	-3.3%	32,722	32,761	-0.1%
New York, NY	1,945	30,152	30,045	0.4%	12,902	13,290	-2.9%	17,250	16,755	3.0%
Philadelphia, PA	1,172	8,719	8,836	-1.3%	2,810	3,102	-9.4%	5,909	5,734	3.0%
	7,784	84,204	84,683	-0.6%	28,323	29,433	-3.8%	55,881	55,250	1.1%
Mid-Atlantic Region										
Metropolitan DC	9,119	65,988	66,705	-1.1%	20,189	21,769	-7.3%	45,799	44,936	1.9%
Baltimore, MD	2,219	13,234	12,967	2.1%	4,164	4,465	-6.8%	9,070	8,502	6.7%
	11,338	79,222	79,672	-0.6%	24,353	26,234	-7.2%	54,869	53,438	2.7%
Southeast Region										
Tampa, FL	3,877	23,997	24,234	-1.0%	8,637	8,504	1.6%	15,360	15,730	-2.4%
Orlando, FL	3,293	18,258	18,419	-0.9%	5,654	5,527	2.3%	12,604	12,892	-2.2%
Nashville, TN	2,261	11,387	11,310	0.7%	3,195	3,439	-7.1%	8,192	7,871	4.1%
	9,431	53,642	53,963	-0.6%	17,486	17,470	0.1%	36,156	36,493	-0.9%
Southwest Region										
Dallas, TX	7,364	37,882	38,235	-0.9%	13,956	14,734	-5.3%	23,926	23,501	1.8%
Austin, TX	1,880	9,511	9,783	-2.8%	4,257	4,091	4.1%	5,254	5,692	-7.7%
	9,244	47,393	48,018	-1.3%	18,213	18,825	-3.3%	29,180	29,193	0.0%
Other Markets	3,028	21,341	21,713	-1.7%	6,106	6,182	-1.2%	15,235	15,531	-1.9%
Total	53,941	$ 407,967	$ 409,032	-0.3%	$ 126,910	$ 130,407	-2.7%	$ 281,057	$ 278,625	0.9%

(1) See Attachment 14 for definitions and other terms.



Attachment 8(E)

Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2025
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on YTD 2025 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			YTD 25	YTD 24	Change	YTD 25	YTD 24	Change
West Region								
Orange County, CA	4,305	11.2%	**96.9%**	96.7%	0.2%	$ **3,175**	$ 3,094	2.6%
San Francisco, CA	3,144	8.5%	**97.4%**	96.5%	0.9%	**3,651**	3,513	3.9%
Seattle, WA	2,702	6.3%	**96.9%**	97.1%	-0.2%	**2,973**	2,870	3.6%
Los Angeles, CA	1,225	2.9%	**96.5%**	96.1%	0.4%	**3,294**	3,227	2.1%
Monterey Peninsula, CA	1,567	2.9%	**96.5%**	96.1%	0.4%	**2,388**	2,408	-0.8%
	12,943	**31.8%**	**96.9%**	**96.6%**	**0.3%**	**3,165**	**3,079**	**2.8%**
Northeast Region								
Boston, MA	4,667	11.7%	**96.7%**	96.6%	0.1%	**3,342**	3,228	3.5%
New York, NY	1,945	5.9%	**97.9%**	97.6%	0.3%	**5,173**	4,983	3.8%
Philadelphia, PA	1,172	2.1%	**96.9%**	96.6%	0.3%	**2,558**	2,549	0.4%
	7,784	**19.7%**	**97.0%**	**96.8%**	**0.2%**	**3,686**	**3,568**	**3.3%**
Mid-Atlantic Region								
Metropolitan DC	8,819	15.8%	**97.1%**	97.2%	-0.1%	**2,479**	2,389	3.8%
Baltimore, MD	2,219	3.2%	**96.9%**	96.2%	0.7%	**2,018**	1,952	3.4%
	11,038	**19.0%**	**97.1%**	**97.0%**	**0.1%**	**2,386**	**2,302**	**3.7%**
Southeast Region								
Tampa, FL	3,877	5.8%	**96.7%**	96.6%	0.1%	**2,152**	2,143	0.4%
Orlando, FL	3,293	4.6%	**96.6%**	96.6%	0.0%	**1,923**	1,924	-0.1%
Nashville, TN	2,261	2.9%	**96.3%**	96.6%	-0.3%	**1,742**	1,753	-0.6%
	9,431	**13.3%**	**96.6%**	**96.6%**	**0.0%**	**1,974**	**1,973**	**0.1%**
Southwest Region								
Dallas, TX	7,364	8.7%	**97.2%**	96.6%	0.6%	**1,773**	1,785	-0.7%
Austin, TX	1,880	1.9%	**97.2%**	96.7%	0.5%	**1,785**	1,847	-3.4%
	9,244	**10.6%**	**97.2%**	**96.6%**	**0.6%**	**1,775**	**1,798**	**-1.2%**
Other Markets	3,028	5.6%	**96.4%**	96.7%	-0.3%	**2,455**	2,416	1.6%
Total/Weighted Avg.	**53,468**	**100.0%**	**96.9%**	**96.7%**	**0.2%**	$ **2,590**	$ 2,536	**2.1%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(F)

Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2025
(Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		YTD 25	YTD 24	Change	YTD 25	YTD 24	Change	YTD 25	YTD 24	Change
West Region										
Orange County, CA	4,305	$ 158,930	$ 154,628	2.8%	$ 36,273	$ 33,619	7.9%	$ 122,657	$ 121,009	1.4%
San Francisco, CA	3,144	134,206	127,941	4.9%	40,067	39,137	2.4%	94,139	88,804	6.0%
Seattle, WA	2,702	93,415	90,376	3.4%	23,999	25,083	-4.3%	69,416	65,293	6.3%
Los Angeles, CA	1,225	46,724	45,574	2.5%	14,164	12,907	9.7%	32,560	32,667	-0.3%
Monterey Peninsula, CA	1,567	43,332	43,516	-0.4%	10,985	9,986	10.0%	32,347	33,530	-3.5%
	12,943	476,607	462,035	3.2%	125,488	120,732	3.9%	351,119	341,303	2.9%
Northeast Region										
Boston, MA	4,667	181,040	174,616	3.7%	52,280	50,447	3.6%	128,760	124,169	3.7%
New York, NY	1,945	118,220	113,444	4.2%	52,580	51,646	1.8%	65,640	61,798	6.2%
Philadelphia, PA	1,172	34,857	34,625	0.7%	11,733	11,351	3.4%	23,124	23,274	-0.6%
	7,784	334,117	322,685	3.5%	116,593	113,444	2.8%	217,524	209,241	4.0%
Mid-Atlantic Region										
Metropolitan DC	8,819	254,788	245,679	3.7%	80,167	77,587	3.3%	174,621	168,092	3.9%
Baltimore, MD	2,219	52,072	50,019	4.1%	17,411	16,618	4.8%	34,661	33,401	3.8%
	11,038	306,860	295,698	3.8%	97,578	94,205	3.6%	209,282	201,493	3.9%
Southeast Region										
Tampa, FL	3,877	96,808	96,260	0.6%	33,576	32,920	2.0%	63,232	63,340	-0.2%
Orlando, FL	3,293	73,436	73,439	0.0%	22,645	22,744	-0.4%	50,791	50,695	0.2%
Nashville, TN	2,261	45,494	45,924	-0.9%	13,207	12,797	3.2%	32,287	33,127	-2.5%
	9,431	215,738	215,623	0.1%	69,428	68,461	1.4%	146,310	147,162	-0.6%
Southwest Region										
Dallas, TX	7,364	152,256	152,310	0.0%	56,576	56,327	0.4%	95,680	95,983	-0.3%
Austin, TX	1,880	39,126	40,297	-2.9%	16,736	16,838	-0.6%	22,390	23,459	-4.6%
	9,244	191,382	192,607	-0.6%	73,312	73,165	0.2%	118,070	119,442	-1.1%
Other Markets	3,028	86,001	84,881	1.3%	24,129	23,662	2.0%	61,872	61,219	1.1%
Total	53,468	$ 1,610,705	$ 1,573,529	2.4%	$ 506,528	$ 493,669	2.6%	$ 1,104,177	$ 1,079,860	2.3%

(1) See Attachment 14 for definitions and other terms.



Attachment 8(G)

Same-Store Operating Information By Major Market
December 31, 2025
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover			
	4Q 2025	4Q 2025	4Q 2025	4Q 2025	4Q 2024	YTD 2025	YTD 2024
West Region	0.9%	-2.2%	3.4%	30.4%	32.3%	36.2%	39.7%
Northeast Region	-1.5%	-7.2%	3.5%	26.6%	27.1%	37.0%	38.4%
Mid-Atlantic Region	-2.5%	-8.3%	3.1%	26.2%	28.1%	37.0%	40.1%
Southeast Region	-6.5%	-11.6%	0.0%	31.8%	37.7%	43.1%	47.4%
Southwest Region	-5.2%	-11.2%	2.1%	29.0%	35.3%	40.1%	44.7%
Other Markets	-5.0%	-10.1%	0.1%	34.3%	35.2%	41.0%	40.1%
Total/Weighted Avg.	-2.1%	-7.2%	2.7%	29.0%	32.1%	38.5%	41.6%

(1) See Attachment 14 for definitions and other terms.



Attachment 9

Development and Land Summary
December 31, 2025
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction											
3099 Iowa	Riverside, CA	300	-	$ 72,885	$ 133,600	$ 445	1Q25	1Q27	2Q27	N/A	N/A
Total Under Construction		**300**	**-**	**$ 72,885**	**$ 133,600**	**$ 445**					
Total - Wholly Owned		**300**	**-**	**$ 72,885**	**$ 133,600**	**$ 445**					

NOI From Wholly-Owned Projects	4Q 25
Projects Under Construction	$ -
Total	**$ -**

Land Summary	Location	UDR Ownership Interest	Real Estate Cost Basis
Total Land (7 parcels)	**Various**	**100%**	**$ 237,550**

(1) See Attachment 14 for definitions and other terms.



Attachment 10

Unconsolidated and Debt and Preferred Equity Program Summary
December 31, 2025
(Dollars in Thousands)
(Unaudited) [1]

Unconsolidated Joint Ventures and Partnerships

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 4Q 25	Total Rev. per Occ. Home 4Q 25	Net Operating Income UDR's Share 4Q 25	YTD 25
UDR / MetLife	50%	13	2,837	96.6%	$ 4,406	$ 11,363	$ 45,092
UDR / LaSalle	51%	9	2,564	96.7%	2,428	5,096	18,697
Total		**22**	**5,401**	**96.6%**	**$ 3,459**	**$ 16,459**	**$ 63,789**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [2]	Total Project Debt [2]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife	$ 1,756,986	$ 844,680	$ 196,177	3.89%	2027-2031
UDR / LaSalle	854,389	297,714	242,337	5.36%	2028-2033
Total	**$ 2,611,375**	**$ 1,142,394**	**$ 438,514**	**4.28%**	

Debt and Preferred Equity Program [3][4]

Investment Classifications	# of Commitments	UDR Investment Commitment	Balance	Contractual Return Rate	Weighted Avg. Years to Maturity
Non-Stabilized Communities - Preferred Equity	2	$ 46,496	$ 60,589	11.2%	0.8
Non-Stabilized Communities - Loans	2	84,123	111,523	11.0%	1.0
Stabilized Communities - Preferred Equity [5]	10	339,641	346,298	9.2%	2.8
Total Debt and Preferred Equity Program	**14**	**$ 470,260**	**$ 518,410**	**9.7%**	**2.3**

	4Q 25
Income/(loss) from investments [6]	$ 10,769

Other Unconsolidated Investments [7]	UDR Investment [8] Commitment	Funded	Balance	Income/(Loss) from Investments 4Q 25 [9]
Total Real Estate Technology and Sustainability Investments	$ 169,000	$ 134,006	$ 142,009	$ 288

(1) See Attachment 14 for definitions and other terms.
(2) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(3) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(4) Investment commitment represents maximum loan principal or equity investment and therefore excludes accrued return. Investment balance includes amounts funded plus accrued and unpaid return prior to the period end as well as any non-cash impairment losses or loan reserves.
(5) During the quarter, UDR received a partial repayment of approximately $10.3 million from its preferred equity investment in a stabilized community located in the Dallas, Texas market, upon the recapitalization of the joint venture.
(6) When excluding UDR's share of recorded real estate depreciation and amortization on debt and preferred equity investments for the three months ended December 31, 2025, the amount is approximately $11.8 million.
(7) Other unconsolidated investments represent UDR's investments in nine real estate technology and climate technology funds.
(8) Investment commitment represents maximum equity contractually required to be funded, and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amounts funded plus undistributed realized/unrealized gain/(loss), less $31.3 million of cash and stock distributed prior to the period end.
(9) Income/(loss) from investments is deducted/added back to FFOA.



Attachment 11

Acquisitions, Dispositions, and Debt and Preferred Equity Program Summary
December 31, 2025
(Dollars in Thousands)
(Unaudited) [1]

Dispositions - Wholly-Owned

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Jan-25	One William [3]	Englewood, NJ	100%	0%	$ 84,000	$ -	185	$ 454
Jan-25	Leonard Pointe [4]	Brooklyn, NY	100%	0%	127,500	-	188	678
Dec-25	UDR / LaSalle Joint Venture [5]	Various	100%	51%	231,600	-	974	238
					$ 443,100	$ -	1,347	$ 329

Acquisitions - Wholly-Owned

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
May-25	Broadridge	Philadelphia, PA	N/A	100%	$ 182,500	$ -	478	$ 382
Nov-25	The Enclave at Potomac Club	Woodbridge, VA	N/A	100%	147,700	-	406	364
					$ 330,200	$ -	884	$ 374

Investments - Debt and Preferred Equity Program

Date of Investment	Investment Classification	Market	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Contractual Return Rate
Apr-25	Stabilized Community	San Francisco, CA	N/A	N/A	$ 13,000	12.0%
Jul-25	Stabilized Community	Orlando, FL	N/A	N/A	23,800	11.25%
Aug-25	Stabilized Community	Orange County, CA	N/A	N/A	35,750	10.0%
					$ 72,550	10.8%

Redemptions - Debt and Preferred Equity Program

Date of Redemption	Investment Classification	Market	UDR Investment Commitment	Proceeds Received at Redemption	Proceeds Received Life to Date
Jun-25	Stabilized Community	New York, NY	$ 40,000	$ 54,760	$ 72,257
Sep-25	Stabilized Community	Los Angeles, CA	20,059	32,155	32,155
			$ 60,059	$ 86,915	$ 104,412

(1) See Attachment 14 for definitions and other terms.
(2) Price represents 100% of the asset. Debt represents 100% of the asset's indebtedness, and excludes deferred financing costs.
(3) UDR recorded a gain on sale of approximately $24.4 million during the twelve months ended December 31, 2025, which is included in gain/(loss) on sale of real estate owned.
(4) UDR recorded a gain on sale of approximately $23.5 million during the twelve months ended December 31, 2025, which is included in gain/(loss) on sale of real estate owned.
(5) UDR recorded a gain on sale of approximately $195.0 million during the twelve months ended December 31, 2025, which is included in gain/(loss) on sale of real estate owned.



Attachment 12

Capital Expenditure and Repair and Maintenance Summary
December 31, 2025
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Three Months Ended December 31, 2025	Cost per Home	Twelve Months Ended December 31, 2025	Cost per Home
Average number of homes [3]	55,005		55,200	
Total Recurring Cap Ex	$ 31,431	$ 571	$ 105,974	$ 1,920
NOI Enhancing Cap Ex	24,810	451	84,646	1,533
Total Recurring and NOI Enhancing Cap Ex	$ 56,241	$ 1,022	$ 190,620	$ 3,453

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended December 31, 2025	Cost per Home	Twelve Months Ended December 31, 2025	Cost per Home
Average number of homes [3]	55,005		55,200	
Total Repair and Maintenance	$ 23,592	$ 429	$ 102,649	$ 1,860

(1) See Attachment 14 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 13

1Q 2026 and Full-Year 2026 Guidance
December 31, 2025
(Unaudited) [1]

Net Income, FFO and FFO as Adjusted per Share and Unit Guidance	1Q 2026	Full-Year 2026
Income/(loss) per weighted average common share, diluted	$0.11 to $0.13	$0.45 to $0.55
FFO per common share and unit, diluted	$0.61 to $0.63	$2.47 to $2.57
FFO as Adjusted per common share and unit, diluted	$0.61 to $0.63	$2.47 to $2.57
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted (in millions)	354.1	354.3
Annualized dividend per share and unit		$1.74

Same-Store Guidance (Straight-line basis)	Full-Year 2026
Revenue growth / (decline)	0.25% to 2.25%
Expense growth	3.00% to 4.50%
NOI growth / (decline)	-1.00% to 1.25%

Investment Guidance ($ in millions)	Full-Year 2026
Dispositions - Consolidated and Joint Venture (at share)	$300 to $600
Acquisitions - Consolidated and Joint Venture (at share)	$100 to $200
Capital Expenditures - Recurring, NOI Enhancing, and Redevelopment	$220 to $260

Corporate Expense Guidance ($ in millions)	Full-Year 2026
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	$185 to $195
General and Administrative expense, net of adjustments for FFO as Adjusted	$65 to $75

(1) See Attachment 14 for definitions and other terms.



Attachment 14(A)

Definitions and Reconciliations
December 31, 2025
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities and the Company's proportionate share of recurring capital expenditures on unconsolidated partnerships and joint ventures, that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Contractual Return Rate: The Company defines Contractual Return Rate as the rate of return or interest rate that the Company is entitled to receive on a preferred equity investment or loan, as specified in the applicable agreement.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance with GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase/(decrease) in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter. Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase/(decrease) in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter. Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 14(B)

Definitions and Reconciliations
December 31, 2025
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs, software transition related costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	4Q 2025	YTD 2025
Income/(loss) from unconsolidated entities	$ 4,934	$ 28,388
Management fee	942	3,645
Interest expense	5,266	19,027
Depreciation	12,562	48,512
General and administrative	322	630
Preferred Equity Program (excludes loans)	(7,142)	(29,558)
Other (income)/expense	11	(492)
Realized and unrealized (gain)/loss on real estate technology investments, net of tax	(436)	(6,363)
Total Joint Venture NOI at UDR's Ownership Interest	$ 16,459	$ 63,789

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	4Q 2025	3Q 2025	2Q 2025	1Q 2025	4Q 2024
Net income/(loss) attributable to UDR, Inc.	$ 222,902	$ 40,409	$ 37,673	$ 76,720	$ (5,044)
Property management	13,937	13,952	13,747	13,645	13,665
Other operating expenses	7,947	6,975	7,753	8,059	9,613
Real estate depreciation and amortization	163,610	165,926	163,191	161,394	165,446
Interest expense	49,684	50,569	48,665	47,701	49,625
Casualty-related charges/(recoveries), net	3,248	1,755	3,382	3,297	6,430
General and administrative	22,948	22,732	19,929	19,495	25,469
Tax provision/(benefit), net	37	382	258	158	312
(Income)/loss from unconsolidated entities	(4,934)	(14,011)	(3,629)	(5,814)	(8,984)
Interest income and other (income)/expense, net	(5,406)	(3,714)	(8,134)	(1,921)	30,858
Joint venture management and other fees	(4,281)	(2,570)	(2,398)	(2,112)	(2,288)
Other depreciation and amortization	4,451	7,009	7,387	7,067	6,381
(Gain)/loss on sale of real estate owned	(194,974)	-	-	(47,939)	-
Net income/(loss) attributable to noncontrolling interests	15,383	2,721	2,556	5,351	(479)
Total consolidated NOI	$ 294,552	$ 292,135	$ 290,380	$ 285,101	$ 291,004



Attachment 14(C)

Definitions and Reconciliations
December 31, 2025
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress. Based upon the level of material impact the redevelopment has on the community (operations, occupancy levels, and future rental rates), the community may or may not maintain Stabilization. As such, for each redevelopment, the Company assesses whether the community remains in Same-Store.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a straight-line basis, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiaries ("TRS") focus on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 14(D)

Definitions and Reconciliations
December 31, 2025
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2026 and first quarter of 2026 to forecasted FFO and FFO as Adjusted per share and unit:

	Full-Year 2026			
	Low		High	
Forecasted net income per diluted share	$	0.45	$	0.55
Conversion from GAAP share count		(0.04)		(0.04)
Depreciation		2.02		2.02
Noncontrolling interests		0.03		0.03
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	$	**2.47**	$	**2.57**
Legal and other costs		-		-
Casualty-related charges/(recoveries)		-		-
Realized/unrealized (gain)/loss on real estate technology investments		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**2.47**	$	**2.57**

	1Q 2026			
	Low		High	
Forecasted net income per diluted share	$	0.11	$	0.13
Conversion from GAAP share count		(0.01)		(0.01)
Depreciation		0.50		0.50
Noncontrolling interests		0.01		0.01
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	$	**0.61**	$	**0.63**
Legal and other costs		-		-
Casualty-related charges/(recoveries)		-		-
Realized/unrealized (gain)/loss on real estate technology investments		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**0.61**	$	**0.63**



Forward-Looking Statements
December 31, 2025
(Unaudited)

Forward-Looking Statements

Certain statements made in this supplement may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, the impact of tariffs, geopolitical tensions, government shutdowns, and changes in immigration, elevated interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and Debt and Preferred Equity Program investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this supplement, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.